EXHIBIT 1

SANDELL ASSET MANAGEMENT RELEASES LETTER TO THE BOARD OF DIRECTORS OF JDS UNIPHASE

Submits Shareholder Proposal that JDS Uniphase Evaluate Further Strategic Alternatives to Maximize the Value of its Business and Tax Assets

Estimates Potential Value at Between $19 and $26 per Share

New York (October 1, 2014) – Sandell Asset Management Corp. (“Sandell”), a significant shareholder of JDS Uniphase Corporation (NASDAQ:JDSU) (“JDSU” or the “Company”), has released a letter to the Board of Directors (the “Board”) of the Company. In such letter, Sandell notes its belief that the Company must commence a formal auction of its CCOP business. Furthermore, Sandell notes its belief that the JDSU current stock price reflects next to no value for the Company’s substantial tax assets, which as of June 28 include federal, state, and foreign tax net operating loss carryforwards (NOLs) of approximately $6.1 billion, $1.8 billion, and $1.0 billion, respectively, which constitutes a tax-effected book value in excess of $2.3 billion. Sandell estimates the potential value of the Company’s various business segments as well as these tax assets at between $19 and $26 per share. Furthermore, Sandell details its submission of a shareholder proposal requesting that the Board task its financial advisors to evaluate further strategic alternatives, in addition to the previously announced proposed spin-off of its CCOP business, to maximize the value of the Company’s various business segments as well as its substantial tax assets in a timely manner. The text of the letter is as follows:

October 1, 2014

The Board of Directors

JDS Uniphase Corporation

430 North McCarthy Boulevard

Milpitas, CA 95035

Attention: Chairman of the Board

c/o Andrew Pollack, Secretary

Ladies and Gentlemen:

Sandell Asset Management Corp. (“Sandell”) is a significant shareholder of JDS Uniphase Corporation (“JDSU” or the “Company”). While we appreciate our dialogue with various members of the management of JDSU, including our recent September 15 discussion with CEO Thomas Waechter, we are troubled by what appears to be a lack of responsiveness on the part of the Board of Directors (the “Board”) of the Company. During our discussion with Mr. Waechter, we stressed the need for the Company to: (1) conduct a formal auction process for the Communications and Commercial Optical Products (“CCOP”)

business and (2) pursue alternatives aimed at unlocking the substantial value associated with the Company’s vast tax assets. While Mr. Waechter had stated generally that the Company was receptive to “anything that brings additional value to the shareholders” of JDSU, we have yet to see any indication that the Company has tasked its financial advisors to evaluate further strategic alternatives in addition to the previously announced proposed spin-off of its CCOP business.

While we believe that the proposed spin-off of the Company’s CCOP business is a positive development, we believe that much more must be done to unlock value. To wit, we believe that there are several strategic buyers who would be interested in an outright acquisition of the CCOP business. We believe, therefore, that the Company should immediately commence a formal auction process for this business while it continues preparation for the spin-off of CCOP, which is commonly known as a dual-track process. We believe that a sale of the CCOP business could be completed far sooner than the 3rd quarter of 2015, which is the date of the proposed CCOP spin-off, and could deliver the certainty of cash consideration to the Company in a much more timely manner. As of now we have seen no announcement discussing the commencement of such an auction.

Separately, we have seen no disclosure detailing any plans to maximize the value of the Company’s vast amount of tax assets. Moreover, in our view the current JDSU stock price of around $13 per share reflects next to no value for these substantial assets, which as of June 28 include federal, state and foreign tax net operating loss carryforwards (NOLs) of approximately $6.1 billion, $1.8 billion, and $1.0 billion, respectively. Indeed, the most recent JDSU 10-K notes that the tax-effected book value of the Company’s NOLs before any valuation allowance was in excess of $2.3 billion, or over $10 per share.

As is illustrated in the table below, utilizing a range of multiples for the Company’s various business segments as well its tax assets yields potential values of between approximately $19 and $26 per share, which is between 47% and 101% higher than the current stock price of JDSU:

Value per Share ($ in MM)

			Multiple		Value	
			Low	High	Low	High
NSE/OSP	$949.1	FY2014 Revenue	2.00	2.25	$1,898.2	$2,135.5
CCOP	794.1	FY2014 Revenue	1.25	1.50	992.6	1,191.2
NOLs	2,346.1	FY2014 Book Value	50.0%	100.0%	1,173.1	2,346.1
Sub-Total					4,063.9	5,672.7
Add: Cash and Investments					849.4	849.4
Less: Long-Term Debt					(536.3)	(536.3)
Implied Equity Value					$4,377.0	$5,985.8
Shares Outstanding					230.0	230.0
Implied Value per Share					**$19.03**	**$26.02**
Current JDSU Stock Price (9/29/14)					$12.97	$12.97
% Increase					46.7%	100.6%

We believe the Board must take prompt action to unlock the value that is associated with these various assets in order to minimize the dramatic discount at which the Company’s stock continues to trade. You may be aware that we have submitted a shareholder proposal formally requesting that the Board evaluate further strategic alternatives, in addition to the previously announced intended spin-off of the Company’s CCOP business, to maximize the value of these assets. The text of our proposal reads as follows:

“RESOLVED, that the stockholders of the Corporation hereby request that the Board of Directors engage its existing financial advisors to evaluate further strategic alternatives, in addition to the previously announced corporate separation, that would maximize the value of the Corporation’s various business segments as well as its substantial tax assets in a timely manner.”

Based on our dialogue with existing investors as well as discussions with the analytical community, we believe that our proposal will be widely embraced by shareholders. Voting for our proposal would give shareholders, the true owners of the Company, the ability to directly voice their desire to the Board of Directors. While such proposal would be precatory in nature, the Board would be running afoul of the very essence of good governance practices should it choose to ignore the will of its shareholders.

Sincerely,

Thomas Sandell

Chief Executive Officer

About Sandell Asset Management Corp.
Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

Sloane & Company

Dan Zacchei, 212-446-1882

SANDELL ASSET MANAGEMENT CORP., CASTLERIGG MASTER INVESTMENTS LTD., CASTLERIGG INTERNATIONAL LIMITED, CASTLERIGG INTERNATIONAL HOLDINGS LIMITED, CASTLERIGG OFFSHORE HOLDINGS, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD., CASTLERIGG ACTIVE INVESTMENT FUND, LTD., CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, L.P., CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD., PULTENEY STREET PARTNERS, L.P. AND THOMAS E. SANDELL (COLLECTIVELY, “SANDELL” OR THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF JDS UNIPHASE CORPORATION (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY SANDELL WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY SANDELL ASSET MANAGEMENT CORP. WITH THE SEC ON OCTOBER 1, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.